UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☐     Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ “Marisa Wyse”
Name: Marisa Wyse
Title: Chief Legal & Regulatory Officer and Corporate Secretary

Date: April 27, 2023

Exhibit Index

Exhibit Number	Description of Document
99.1	Notice of Articles